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[CERAGON LOGO]



FOR IMMEDIATE RELEASE



      CERAGON NETWORKS PROVIDES BUSINESS UPDATE IN VIEW OF U.S. CLEC MARKET

     First Quarter Financial Results Scheduled for Release on April 23, 2001

         TEL AVIV, ISRAEL, APRIL 11, 2001 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced that the company's first quarter financial results will be reported on April 23, 2001.

         At present, Ceragon expects first quarter revenues of approximately $12.6 million excluding first quarter shipments to a U.S. Wireless competitive local exchange carrier (CLEC), which recently announced its intention to halt new network build out and reduce capital expenditures, due to current uncertainty of collection. Ceragon expects to record a first quarter pro forma EPS loss of $0.09 to $0.08 with outstanding accounts receivable to this customer of $2.6 million.

         If first quarter shipments to this customer are included in revenues, then first quarter revenues would be $16.3 million, with pro forma EPS between a loss of $0.01 to $0.00 with outstanding accounts receivable to this customer of $6.3 million.

         Pro forma EPS excludes the effect of non-cash based deferred compensation and one time charges.

         With respect to a second U.S. customer, Advanced Radio Telecom (NASDAQ:
ARTT), which recently announced its intention to file a petition for protection under Chapter 11 of the U.S. bankruptcy laws, Ceragon announced that it has financial exposure to ART of up to approximately $100,000.

         In addition, certain U.S. CLECs recently postponed delivery of equipment under previously issued purchase orders, resulting in a significantly reduced backlog.

         "Ceragon is a strong company with solid foundations," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Our global presence demonstrates our commitment to customer diversification. With extensive deployments that span over 25 countries worldwide, we are

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CERAGON PROVIDES UPDATE--2

confident that our strategy will serve as an anchor in this turbulent market. The company is closely monitoring the U.S. wireless CLEC market and is taking appropriate measures to adjust our operations accordingly."

         A summary of the measures the company is taking and guidance on future financial performance will be provided during the company's quarterly conference call on April 23, 2001.

         The company plans to issue a press release announcing its results at approximately 4:00 p.m. EST on Monday, April 23, 2001. A conference call will follow, beginning at 5:00 p.m. EST hosted by Shraga Katz, president and CEO, Ceragon Networks Ltd., and Shimon Gal, CFO, Ceragon Networks Ltd. Investors interested in listening to the live call must register via e-mail, to ir@ceragon.com, by 5:00 p.m. EST on Thursday, April 19, 2001. Investors are invited to listen to a replay of the call on Ceragon Networks' website at http://www.ceragon.com.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in the 38 GHz frequency band, the first to commercially deploy a wireless 311 Mbps system and the first to announce the high frequency wireless Gigabit Ethernet. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

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CERAGON  PROVIDES UPDATE--3



Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contact:          Shimon Gal (Investor Relations)
                  Ceragon Networks Ltd.
                  972-3-766-4295
                  ir@ceragon.com


                  Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com


                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  pr@ceragon.com

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